Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-252961

BLACKROCK TAXABLE MUNICIPAL BOND TRUST

Supplement dated September 29, 2022 to the

Prospectus, dated February 10, 2021, and the Prospectus Supplement dated July 18, 2022

This supplement amends certain information in the Prospectus, dated February 10, 2021, as supplemented on July 18, 2022, of BlackRock Taxable Municipal Bond Trust (the “Trust”). Unless otherwise indicated, all information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meanings as in the Prospectus.

The following changes are made to the Trust’s Prospectus:

The section of the Prospectus entitled “Management of the Trust — Portfolio Managers” is deleted in its entirety and replaced with the following:

Portfolio Managers

The members of the portfolio management team who are primarily responsible for the day-to-day management of the Trust’s portfolio are as follows:

Peter Hayes, Managing Director of BlackRock, Inc., is Chief Investment Officer and Head of the Municipal Bond Group within the Portfolio Management Group (“PMG”) as well as Global Head of the Financial Institutions Group Investments Business. He is a member of the PMG Executive Committee and BlackRock’s Global Operating Committee. He also leads the Municipal Bond Operating Committee responsible for Portfolio Management, Credit Research, Trading and Strategy. Mr. Hayes’ service with BlackRock, Inc. dates back to 1987, including his years with Merrill Lynch Investment Managers (“MLIM”), which merged with BlackRock in 2006. At MLIM, he was head of the short term tax-exempt trading desk, and managed the CMA Tax-Exempt Fund and other short term municipal bond portfolios. Prior to joining MLIM, Mr. Hayes was a trader for Shawmut Bank. Mr. Hayes earned a BA degree in economics from the College of the Holy Cross.

Theodore R. Jaeckel, Jr., CFA, Managing Director of BlackRock, Inc., is Co-Head of the Municipal Funds team within the Municipal Fixed Income business within PMG. He is also a member of BlackRock’s Municipal Bond Operating Committee, which oversees all municipal bond portfolio management, research and trading activities. Mr. Jaeckel’s service with BlackRock, Inc. dates back to 1991, including his years with MLIM. At MLIM, he was a portfolio manager for municipal bond alternative and high yield strategies. Prior to joining MLIM, Mr. Jaeckel was a municipal bond trader with Chemical Bank. Mr. Jaeckel earned a BA degree in history from Hamilton College in 1981. On or about March 1, 2023, Mr. Jaeckel will retire from BlackRock, Inc., and will no longer serve as a portfolio manager of the Trust.

Michael A. Kalinoski, CFA, Director of BlackRock, Inc., is a portfolio manager on the Municipal Mutual Fund Desk within BlackRock’s Municipal Fixed Income business within PMG. Mr. Kalinoski’s service with BlackRock, Inc. dates back to 1999, including his years with MLIM. At MLIM, he was a member of the tax-exempt fixed income team responsible for managing a number of national and state funds. Prior to joining MLIM in 1999, Mr. Kalinoski was a municipal trader with Strong Capital Management. Mr. Kalinoski earned a BS degree in accounting from Marquette University in 1992.

Christian Romaglino, CFA, Director of BlackRock, Inc., is a portfolio manager for the Municipal Fixed Income business within PMG. Prior to joining BlackRock, Inc. in 2017, Mr. Romaglino was a portfolio manager at Brown Brothers Harriman focusing on a diverse set of institutional mandates and high net worth separately managed accounts. Mr. Romaglino also held various trading and portfolio construction positions at Brown Brothers Harriman across several taxable fixed income sectors prior to 2010 when he transitioned to Municipals. Mr. Romaglino earned a BS degree in Industrial Engineering from Lehigh University.

The SAI provides additional information about each portfolio manager’s compensation, other accounts managed by the portfolio management team and the ownership of the Trust’s securities by each portfolio manager.

Shareholders should retain this Supplement for future reference.